SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

07021575

File No. 82-34719

February 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Full Year Report

SUPPL

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

82-34719

SECURITAS

Securitas AB

Full Year Report
January – December 2006

- *Four focused security companies created*
  - *Securitas Systems and Securitas Direct successfully listed*
  - *Loomis separated and on track to be listed during the second half 2007*
  - *New management in place in Securitas*
- *Stable and improving operations in Security Services and Loomis*
- *Income before taxes 2006 includes items affecting comparability of MSEK -1,503 in the fourth quarter and MSEK -2,060 for the full year 2006*
- *Proposed dividend SEK 3.10 maintaining 2005 level (including Securitas Systems' dividend of SEK 0.40)*

MSEK	Q4 2006	Q4 2005	*Total change %*	FY 2006	FY 2005	*Total change %*
Sales	**15,180**	**15,437**	*-2*	**60,523**	**58,201**	*4*
Organic sales growth, %	*5*	*5*		*6*	*4*	
Operating income before amortization	**996**	**1,030**	*-3*	**3,591**	**3,526**	*2*
Operating margin, %	*6.6*	*6.7*		*5.9*	*6.1*	
Real change, %	*3*	*9*		*4*	*5*	
Income before taxes and items affecting comparability	**844**	**883**	*-4*	**2,943**	**2,992**	*-2*
Real change, %	*2*	*15*		*4*	*8*	
Income before taxes	**-659**	**732**	-	**883**	**2,841**	*-69*
Net income for the period, continuing operations	**-550**	**556**	-	**513**	**2,158**	-
Net income for the period, discontinued operations	-	199	-	339	556	-
Net income for the period, all operations	**-550**	**755**	-	**852**	**2,714**	-
Earnings per share, before items affecting comparability, continuing operations (SEK)	1.70	1.91	*-11*	5.97	6.24	*-4*
Earnings per share, continuing operations (SEK)	-1.50	1.51	-	1.41	5.84	*-76*
Earnings per share, discontinued operations (SEK)	-	0.53	-	0.90	1.47	*-39*
Earnings per share, all operations (SEK)	-1.50	2.04	-	2.31	7.31	*-68*

Organic Sales Growth and Operating Margin Development

	Q4 2006			FY 2006		
MSEK	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**	**Organic sales growth, %**	**Operating margin, %**	**Operating margin change, PP**
Security Services USA	3	5.3	-0.2	5	5.0	0.0
Security Services Europe	7	7.8	-0.4	7	7.1	-0.4
Security Services [1]	5	6.1	-0.2	6	5.6	-0.2
Cash Handling Services	4	8.4	0.1	5	7.3	0.1
Group	5	6.6	-0.1	6	5.9	-0.2

1) Security Services comprises of Security Services USA, Security Services Europe and Other. Security Services includes costs for head office of MSEK -68 for the fourth quarter 2006 and MSEK -272 for the full year 2006, included in segment Other.

Impact from items affecting comparability

MSEK	Q4 2006	Q4 2005	FY 2006	FY 2005
Income before taxes and items affecting comparability	**844**	**883**	**2,943**	**2,992**
Security Services related items	-333	-	-333	-
Cash Handling Services related items	-1,138	-151	-1,511	-151
Group (Other)	-32	-	-216	-
Income before taxes	**-659**	**732**	**883**	**2,841**

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting

An information meeting will be held on February 9, 2007, 9.30 CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=174498 and follow instructions or call +44 (0)20 7162 0125.

The meeting is also webcasted at www.securitas.com

For a recorded version of the information meeting please dial +44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 736818.

The two previous primary segments Direct and Securitas Systems are treated as discontinued operations according to IFRS 5. Further information is provided under the heading Accounting Principles on page 15 and in Note 11 on pages 22–23.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005. Further information is provided under the heading Accounting Principles on pages 15–16 and in Note 4 on page 21.

The Group has separately disclosed items affecting comparability on the face of the Statement of income and on the face of the Operating cash flow statement. Comparatives have been adjusted to reflect this change. In previous quarters such items were included in Operating income before amortization. Further information is provided under the heading Comments to items affecting comparability on pages 4–6.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group October – December 2006

Sales amounted to MSEK 15,180 (15,437). Organic sales growth was 5 percent, which is flat compared to the fourth quarter 2005. The flat organic sales growth rate compared to the fourth quarter 2005 is explained by last year's increased activities following the hurricanes in the USA, which had a positive effect on organic sales growth of 2 percentage points in the fourth quarter 2005.

Operating income before amortization was MSEK 996 (1,030), which adjusted for changes in exchange rates was an increase by 3 percent compared to the fourth quarter 2005.

The operating margin was 6.6 percent (6.7). Acquisition related restructuring costs have impacted the period by MSEK 0 (0).

Revaluation of financial instruments amounted to MSEK -8 (-5).

Financial income and expense amounted to MSEK -123 (-118).

Income before taxes was MSEK -659 (732), which adjusted for changes in exchange rates, was a decrease by 183 percent. Adjusted for items affecting comparability amounting to MSEK -1,503, the real change in income before taxes was an increase by 2 percentage points compared to the fourth quarter 2005.

The Group's tax rate was -16.6 percent (24.0). Adjusted for items affecting comparability the tax rate was 25.9 percent (20.0).

The net income was MSEK -550 (556). Earnings per share was SEK -1.50 (1.51). Earnings per share before items affecting comparability was SEK 1.70 (1.91).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK -550 (755). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK -1.50 (2.04).

Sales and Income for the Group January – December 2006

Sales amounted to MSEK 60,523 (58,201). Organic sales growth improved to 6 percent (4).

Operating income before amortization was MSEK 3,591 (3,526), which adjusted for changes in exchange rates was an increase by 4 percent compared to 2005. The operating income was negatively impacted by MSEK 60, related to the decline in result in the airport security business in Europe compared to 2005.

The operating margin was 5.9 percent (6.1). Adjusted for the negative impact of MSEK 60 specified above the operating margin was 6.0 percent.

Revaluation of financial instruments had a negative impact of MSEK 72 compared to 2005 and amounted to MSEK -36 (36).

Financial income and expense amounted to MSEK -520 (-483) including MSEK -23 for maintaining committed financing relating to the listing project.

Income before taxes was MSEK 883 (2,841), which adjusted for changes in exchange rates, was a decrease by 67 percent. Adjusted for items affecting comparability amounting to MSEK -2,060, the negative impact of MSEK 23 in the finance net for maintaining committed financing relating to the listing project and the negative impact from revaluation of financial instruments of MSEK 72, the real change in income before taxes was an increase by 4 percent, compared to 2005.

The Group's tax rate was 41.8 percent (24.0). Adjusted for items affecting comparability the tax rate was 25.5 percent (22.8).

The net income was MSEK 514 (2,158). Earnings per share was SEK 1.41 (5.84). Earnings per share before items affecting comparability was SEK 5.97 (6.24).

Net income, all operations (including Securitas Systems and Direct until September 29, 2006) was MSEK 852 (2,714). Earnings per share, all operations (including Securitas Systems and Direct until September 29, 2006) was SEK 2.31 (7.31).

Comments to items affecting comparability

Items affecting comparability amounted to MSEK -1,503 (-151) in the fourth quarter 2006. For the full year 2006 items affecting comparability amounted to MSEK -2,060 (-151).

Security Services related items

The aggregate amount classified as items affecting comparability for Security Services amounts to MSEK -333 for the fourth quarter and for the full year 2006.

Esabe

In January 1992, Securitas acquired Esabe, Spain's then second largest company in the guard services and cash-in-transit segments. Shortly following such acquisition, the seller in such transaction filed for bankruptcy under Spanish law. As a consequence of such bankruptcy filing, Securitas has been involved in multiple litigations with the bankruptcy estate in respect of claims by the estate relating to the validity of the acquisition transaction and certain accounts claimed to be due to the estate. During 2006, final rulings in these litigations were made by the Spanish Supreme Court. Following these final rulings, Securitas entered into settlement negotiations with representatives of the estate and a final settlement has been agreed to with the estate resolving all of the outstanding claims. A provision has been recognized in the amount of the payment to be made to the estate under the settlement agreement.

Globe/Federal Aviation Administration

Prior to the Aviation and Transportation Security Act (Aviation Security Act), which was passed in November 2001, the air carriers were responsible under federal law for providing pre-board screening of passengers. In most cases, the air carriers contracted with private security companies for these services. Under the Aviation Security Act, pre-board screening services were federalized in two steps. The first step consisted of a transition period where the Federal Aviation Administration (FAA) became the party responsible for pre-board screening and contracted with private security companies for these services (the FAA's responsibilities were later transitioned to the Transportation Security Administration (TSA)). The second step, which occurred in November 2002, consisted of the TSA directly providing these services by federal government employees. Globe had been requested to provide pre-board screening services during the initial transition period and, following extended negotiations, Globe entered into an agreement with the FAA in February 2002 to provide such services during the transition period. Based on the performance of Globe during this transition period, in April 2002 Globe contracted with the FAA/TSA to service additional airports. During the transition period, the FAA/TSA compensated Globe based on the governing contract and the invoices submitted.

After the services had been substantially completed, the TSA indicated that it wished to renegotiate the pricing under the contract and stopped making payments under the contract. Following unsuccessful negotiations attempting to resolve the amounts in dispute, Globe commenced during 2004 formal legal proceedings to recover the amounts due under the contract.

The trial in this matter is currently scheduled for February 2007. Management has determined that an additional bad debt provision should be recognized in the amount of the net account receivable which remains uncollected.

Brazil

In connection with the efforts of Securitas to expand its activities in South America, during 2005 Securitas entered into an agreement with respect to the possible acquisition of a security guard company in Brazil. In order to support this company while required governmental approvals were obtained, Securitas provided a bank guarantee for the benefit of the subject company. The governmental approvals took much longer than anticipated to obtain and during such period the financial condition of the target company substantially deteriorated. Given the decline in the financial condition of the company, in December 2006 Securitas exercised its right not to complete the acquisition following the receipt of the government approval. The government approval confirms the ability of foreign companies such as Securitas to enter the Brazilian security market. In view of the decision not to complete the subject transaction, a provision in the amount of the bank guarantee and for other expenses incurred has been recognized based on management's best estimate as of December 31, 2006.

Premises in Germany

After the divestiture of the German cash handling operations and also as a result of the subsequent bankruptcy of the Heros Group of companies. Securitas has certain exposures in relation to properties in Germany. The Group has provided for onerous rent contracts and has also tested buildings for impairment. As a result provisions for onerous rent contracts and impairment losses have been recognized. The provisions and impairment losses have been allocated between Security Services and Cash Handling Services based on the previous utilization of these properties.

Cash Handling Services related items

The aggregate amount classified as items affecting comparability for Cash Handling Services amounts to MSEK -1,138 for the fourth quarter and MSEK -1,511 for the full year 2006.

Welo

During 2001 Securitas in Germany in response to customer requests took on cash booking responsibilities (referred to as Welo – Werte logistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these Welo activities during the time of the euro introduction in Germany, a loss developed with a major customer. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid in 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies.

The German cash handling operations were divested in November 2005 to the German Heros Group, however the economic interest in the Welo claim was retained by Securitas as part of that transaction. The company holding the legal Welo claim was sold to Heros in this transaction. In February 2006 the Heros Group of companies filed for insolvency under German law, including the company which is the nominal plaintiff in the Welo claim. Against this background Securitas decided during the second quarter 2006, to provide for the full Welo claim. The insurance claim will continue to be pursued as planned.

Heros

The German Cash Handling operations were divested in November 2005 to the German Heros Group. In February 2006 the Heros Group of companies filed for insolvency under German law. In connection with the foregoing, the insolvency trustee is examining all relevant prior transactions of the insolvent companies, including the German cash handling companies which Securitas sold to the Heros Group. Management has determined that a provision should be recognized in respect of the Heros insolvency.

As mentioned above, under Security Services, Securitas also has certain exposures in relation to properties in Germany. The Group has provided for onerous rent contracts and has also tested buildings for impairment. As a result provisions for onerous rent contracts and impairment losses have been recognized. The provisions and impairment losses have been allocated between Security Services and Cash Handling Services based on the previous utilization of these properties.

Securitas Cash Management Ltd (SCM)

A detailed account of the developments in SCM has been presented in Securitas interim reports since the third quarter 2005, in Securitas annual report 2005 and onward.

SCM is a company jointly owned by Loomis (75 percent) and HSBC and Barclays (12.5 percent respectively). SCM was created when the two banks in 2001 decided to outsource their handling of physical cash (notes and coins) in UK. SCM took over 28 cash centres spread over the UK from the two banks and Loomis. SCM also took over all employees and the existing work procedures and reconciliation methodology.

During 2002 - 2004 the 28 cash centres were reduced to 11, new work streams and methods were developed and implemented and the efficiency of the operations were improved. One of the important enhancements was the introduction of an IT-system, designed to replace the predominantly manual based systems, to keep fully automated track of all cash received, processed, stored and distributed by the cash centre operations.

As a result of these actions, SCM performs a high quality service to the banks and achieves a good operating profit.

When cash is received by the centres and cash is distributed out from the centres, corresponding entries are registered on bank accounts relating to SCM, the banks and the clients of the banks. Certain of these procedures were manual at the time SCM took over the outsourcing contract, and some still are manual today. There are approximately 10 million transactions through all the cash centres each year. Depending of the type of transaction entries are made either by local bank branches, centralised bank

functions and/or by SCM. A new process, jointly developed by the banks and SCM, to fully automate these entries and reconcile all entries so as to reduce and then eliminate the possibility for mistakes, is under implementation.

Over the last two years, a fully automated reconciliation system has been developed and is in the course of being implemented across all cash centres in order to identify and correct manual booking errors. This provides a robust system for timely reconciliation of entries and investigation of any errors made by either the banks or SCM. The continuous development of IT systems will provide management with information so as to address errors or problems in a timely manner.

Following the consolidation of cash centres and the establishment of new work procedures were introduced, variances between the bank accounts and the automated system in SCM were identified. In April 2005 a dedicated team to investigate the variances was established by SCM. The investigation was complicated by the difficulty to obtain electronically based information from the banks and the large volume of manual records. Independent outside consultants were engaged in October 2005 to assist in the establishment of improved IT and management systems and to assist in the investigation of the variances.

As a result of the continuing investigation by SCM and the external independent investigators into the variances, the amount of the variance has been estimated to be MGBP 61 as of December 31, 2006. A provision equal to the estimated variance has now been deemed justified.

Management has taken steps to strengthen the control systems in place as well as strengthening the management team for Loomis and SCM. The investigation into the variance is continuing and SCM is working closely with the banks to address the causes of the problem. It is not possible, until the results of the investigation are known, to evaluate in a meaningful way the rights and obligations of SCM in respect of third parties or the ability of SCM to claim any part of the variance through insurance.

According to the Swedish listing agreement, Securitas has informed the Stockholm Stock Exchange about the SCM situation and in accordance with normal procedures, the Stock Exchange will initiate a review.

Group (Other) related items

Costs relating to the listing project and the relocation of the Securitas head office to Stockholm have been treated as items affecting comparability. These costs amount to MSEK 32 for the fourth quarter and to MSEK 216 for the full year 2006.

Divestiture of German cash handling operations in 2005

The capital loss of MSEK 151 has been treated as an item affecting comparability in the comparatives in the fourth quarter and for the full year 2005.

Security Services USA

Security Services USA	October – December		January – December	
MSEK	2006	2005 [1]	2006	2005 [1]
Total sales	**5,373**	**5,980**	**21,736**	**21,616**
Organic sales growth, %	*3*	*8*	*5*	*4*
Operating income before amortization	**283**	**331**	**1,088**	**1,080**
Operating margin, %	*5.3*	*5.5*	*5.0*	*5.0*
Real change, %	*-2*	*35*	*4*	*6*
Operating capital employed	-	-	**1,163**	**1,123**
Operating capital employed as % of sales [2]	-	-	*6*	*5*
Capital employed	-	-	**7,116**	**8,034**
Return on capital employed, % [3] [4]	-	-	*15*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on operating capital employed adjusted for the balance sheet impact of items affecting comparability. The unadjusted key ratio is provided in the segment overview on page 20.
3) The calculation excludes the impact from items affecting comparability both on the statement of income and balance sheet. The unadjusted key ratio is provided in the segment overview on page 20.
4) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from previous quarters in 2006 with positive development in both organic sales growth and operating margin continues. Key indicators such as new sales and contract portfolio show development ahead of last year. The division show both organizational and operational stability. During 2006 continued measures have successfully been implemented to increase efficiency in operations and transparency in the service delivery.

In the beginning of August, 2006 the North American operation retained and expanded the contract with General Motors in the USA and Europe. The contract has a total value of approximately MUSD 800 over five years and is effective as of January 1, 2007.

October – December 2006

The organic sales growth was 3 percent in the fourth quarter. The lower organic sales growth rate compared to the fourth quarter 2005 is explained by last year's increased activities following the hurricanes in the USA, which had a positive effect on organic sales growth of 4 percentage points in the fourth quarter 2005.

The operating margin was 5.3 percent. The decrease in operating margin is explained by the hurricanes during 2005. The hurricane activities impacted the operating margin positively in the fourth quarter 2005 with 0.4 percentage points.

January – December 2006

The organic sales growth was 5 percent. Adjusted for the increased activities following the hurricanes both in the third and fourth quarter 2005 and first quarter 2006, the organic sales growth rate was 6 percent.

The operating margin was 5.0 percent which is flat compared to 2005. Adjusted for the hurricanes during the second half 2005, the operating margin shows an increase of 0.2 percentage points.

Sales of new contracts were strong with a volume increase of 13 percent compared to 2005. The contract portfolio grew by 5 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 70 percent, which is mainly due to an overall stronger U.S. labour market.

Security Services Europe

Security Services Europe	October – December		January – December	
MSEK	2006	2005 [1]	2006	2005 [1]
Total sales	**6,959**	**6,496**	**27,305**	**24,996**
Organic sales growth, %	*7*	*4*	*7*	*5*
Operating income before amortization	**543**	**531**	**1,937**	**1,874**
Operating margin, %	*7.8*	*8.2*	*7.1*	*7.5*
Real change, %	*5*	*-5*	*4*	*-1*
Operating capital employed	-	-	**1,216**	**1,288**
Operating capital employed as % of sales [2]	-	-	*5*	*5*
Capital employed	-	-	**7,235**	**7,165**
Return on capital employed, % [3] [4]	-	-	*26*	*26*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on operating capital employed adjusted for the balance sheet impact of items affecting comparability.
The unadjusted key ratio is provided in the segment overview on page 20.
3) The calculation excludes the impact from items affecting comparability both on the statement of income and balance sheet.
The unadjusted key ratio is provided in the segment overview on page 20.
4) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe a new organization was implemented during 2005. In 2006 Mobile services and Alert services were established as separate operations. The European guarding operation as of January 2007 consists of Security Services Europe, specialized guarding for large customers including Aviation security; Mobile services for small and medium sized customers and Alert services for electronic surveillance of homes and businesses.

In July 2006, Securitas in Sweden received a contract with the Swedish Aviation Authority (Luftfartsverket) to provide security solutions and technology support to both Arlanda and Bromma airports in Stockholm. The total value of the contract is approximately MSEK 1,000 over five years effective as of February 1, 2007.

October – December 2006

The organic sales growth was 7 percent in the fourth quarter, driven by the growth in the contract portfolio. Aviation security is showing double digit organic sales growth. Mobile services show improvement in organic sales growth for the third consecutive quarter, but is still under the divisional average.

The operating margin was 7.8 percent. The operating income is impacted by one-off social security payments relating to inspections of previous years' tax returns and bad debt provisions in relation to the loss of a major customer of MSEK -42. The airport security business has stabilized with strong organic sales growth and contributed to the improvement in operating income for the division during the fourth quarter.

January – December 2006

The organic sales growth was 7 percent. The increase in organic sales growth is mainly due to the large customer operations including Aviation security and some minor effects coming from the FIFA World Championships in Germany.

The operating margin was 7.1 percent which is 0.4 percentage points lower than for 2005. The operating income was negatively impacted by the airport security business with MSEK 60, one-off social security payments relating to inspections of previous years' tax returns and bad debt provisions in relation to the loss of a major customer of MSEK -42.

The contract portfolio grew by 5 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was above 90 percent on an annual basis. The employee turnover was 35 percent.

Cash Handling Services

Cash Handling Services MSEK	October – December 2006	October – December 2005 [1]	January – December 2006	January – December 2005 [1]
Total sales	**2,844**	**2,960**	**11,474**	**11,581**
Organic sales growth, %	*4*	*1*	*5*	*2*
Operating income before amortization	**238**	**245**	**838**	**831**
Operating margin, %	*8.4*	*8.3*	*7.3*	*7.2*
Real change, %	*4*	*6*	*3*	*14*
Operating capital employed	-	-	**1,158**	**2,372**
Operating capital employed as % of sales [2]	-	-	*22*	*20*
Capital employed	-	-	**3,674**	**5,251**
Return on capital employed, % [3] [4]	-	-	*16*	*16*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on operating capital employed adjusted for the balance sheet impact of items affecting comparability. The unadjusted key ratio is provided in the segment overview on page 20.
3) The calculation excludes the impact from items affecting comparability both on the statement of income and balance sheet. The unadjusted key ratio is provided in the segment overview on page 20.
4) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division. Late 2006 the division started its name change and rebranding to Loomis which will be the joint brand name for all operations in Europe and in the USA.

Håkan Ericson started as new CEO of Loomis in September 2006 and the division is now focusing on daily business and listing preparations. The listing is planned to take place during the second half 2007. Cal Murri, former regional President in the Western Region in the USA, was appointed President for all U.S. operations as of October 2006. Loomis is by the end of 2006 a separate legal entity within the Securitas Group.

After a proposal from the nomination committee of Securitas AB, the Board of Securitas AB has appointed Jacob Palmstierna to be the new chairman of the separate Loomis Board. He will take up the position in April 2007. Jacob Palmstierna has several board commitments in listed companies including chairmanship. Previous board commitments comprise Nordbanken as the chairman of the Board. He has also held several senior management positions within the Swedish bank SEB, including the CEO position.

October – December 2006

The organic sales growth was 4 percent, which is 3 percentage points higher than in the fourth quarter 2005. The improvement is mainly due to strong development in central Europe, Iberia and USA.

The operating margin was 8.4 percent, which is 0.1 percentage point higher than last year. The operating income in the fourth quarter was still burdened by continued difficulties to cover increased fuel costs and wage increases in the USA, and start up costs for new contracts. Sweden shows good improvement in operating margin due to increased internal efficiency following the robberies and attacks in 2005 and 2006.

January – December 2006

The organic sales growth was 5 percent supported by the strong growth in the U.S. and Iberian operations.

The operating margin was 7.3 percent, which is 0.1 percentage point higher than last year, including the operating loss of MSEK 58 in the German operation, divested in the fourth quarter 2005.

The operating income in 2006 was still burdened due to difficulties to cover increased fuel costs and wage increases in the USA, but also start-up costs for a new contract in Denmark that has continued throughout 2006.

Strong development was recognized in France with higher organic sales growth and margins above divisional average.

CASH FLOW

October – December 2006

Operating income before amortization amounted to MSEK 996 (1,030). Net investments in fixed assets after depreciation amounted to MSEK -89 (-42).

Changes in accounts receivable amounted to MSEK 425 (223). Changes in other operating capital employed amounted to MSEK 77 (373).

Cash flow from operating activities amounted to MSEK 1,409 (1,584), equivalent to 142 percent (154) of operating income before amortization.

Free cash flow was MSEK 1,002 (1,203), equivalent to 151 percent (185) of adjusted income.

Cash flow from investing activities, acquisitions was MSEK -86 (-216).

Cash flow from items affecting comparability was MSEK -27 (19).

Cash flow from financing activities was MSEK -3,659 (-1,491).

Cash flow for the period, discontinued operations was MSEK 0 (1,676).

Cash flow for the period, all operations was MSEK -2,770 (1,191), whereof MSEK -2,770 (-485) relating to continuing operations.

January - December 2006

Operating income before amortization amounted to MSEK 3,591 (3,526). Net investments in fixed assets after depreciation amounted to MSEK -34 (14).

Changes in accounts receivable amounted to MSEK -703 (-312) which is mainly due to organic sales growth. Changes in other operating capital employed amounted to MSEK 211 (400).

Cash flow from operating activities amounted to MSEK 3,065 (3,628), equivalent to 85 percent (103) of operating income before amortization.

Free cash flow was MSEK 1,780 (2,386), equivalent to 75 percent (105) of adjusted income. The lower free cash flow compared to 2005 is explained by the improved organic sales growth.

Cash flow from investing activities, acquisitions was MSEK -362 (-862).

Cash flow from items affecting comparability was MSEK -129 (19).

Cash flow from financing activities was MSEK -1,106 (-3,314).

Cash flow for the period, discontinued operations was MSEK -1,251 (2,026).

Cash flow for the period, all operations was MSEK -1,068 (255), whereof MSEK 183 (-1,771) relating to continuing operations.

CAPITAL EMPLOYED AND FINANCING

As of December 31, 2006

The Group's operating capital employed was MSEK 4,669 (7,908 for all operations and 5,923 for continuing operations), corresponding to 8 percent (10 for continuing operations) of sales adjusted for full year sales of acquired units. The decrease in operating capital employed compared to December 31, 2005 is mainly related to the provisions and impairment losses recognized as items affecting comparability in the fourth quarter 2006. The higher DSO is explained by strong organic sales growth. The dividend of Direct and Systems has reduced the closing balance of operating capital employed by MSEK 2,469.

Acquisitions have decreased operating capital employed by MSEK 88 during 2006, whereof the decrease in continuing operations was MSEK 95.

Acquisitions increased consolidated goodwill by MSEK 282, whereof MSEK 253 relating to continuing operations. An impairment loss of MSEK 41 has been recognized for the goodwill relating to the operations of SCM, in conjunction with the recognition of the provision for variances mentioned on pages 5–6. Adjusted for negative translation differences of MSEK 1,488 for all operations and after the impact from the dividend of Direct and Systems of MSEK -2,513, total goodwill for the Group amounted to MSEK 14,032 (17,792 for all operations and 15,318 for continuing operations).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2006. in conjunction with the business plan process for 2007. Further information regarding the accounting principles for impairment testing is provided in Note 1 under the section Impairment (IAS 36) on page 82 in the published Annual Report for 2005. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount, and consequently no impairment losses other than the MSEK 41 relating to the operations of SCM mentioned above, have been recognized in 2006.

Acquisitions increased acquisition related intangible fixed assets by MSEK 206 during 2006, whereof MSEK 203 in continuing operations. After amortization of MSEK -93 in continuing operations, amortization of MSEK -18 in discontinued operations, negative translation differences of MSEK 6 in all operations and after the impact from the dividend of Direct and Systems of MSEK -264, acquisition related intangible fixed assets amounted to MSEK 464 (639 for all operations and 359 for continuing operations).

The Group's total capital employed was MSEK 19,338 (26,518 for all operations and 21,779 for continuing operations). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed for all operations by MSEK 1,630 after considering net investment hedging and MSEK 1,985 before net investment hedging of MSEK 355. The dividend of Direct and Systems has reduced the closing balance of capital employed by MSEK 5.246.

The return on capital employed was 8 percent (16 for continuing operations).

The Group's net debt amounted to MSEK 9,735 (11,945 for all operations). Acquisitions and acquisition related payments during 2006 increased the Group's net debt by MSEK 415 (MSEK 362 in continuing operations), of which purchase price payments accounted for MSEK 335 (MSEK 296 in continuing operations), assumed net debt for MSEK 65 (MSEK 65 in continuing operations) and acquisition related restructuring costs paid for MSEK 15 (MSEK 1 in continuing operations). The Group's net debt decreased by MSEK 695 for all operations during 2006 due to the translation of net debt in foreign currency to Swedish kronor. The dividend of Direct and Systems has reduced the closing balance of the net debt by MSEK 1,632.

In April 2006, dividend to shareholders was paid with MSEK 1.278 (1,095). The dividend per share was SEK 3.50 (3.00).

The interest cover ratio amounted to 4.3 (5.5). The free cash flow to net debt ratio amounted to 0.18 (0.20).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK -74 (-78).

Shareholders' equity amounted to MSEK 9,603 (14,573 for all operations). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 935 after considering net investment hedging of MSEK 355 and MSEK 1,290 before net investment hedging. Please refer to page 19. Statement of recognized income and expense, for further information. The dividend of Direct and Systems has reduced the closing balance for shareholders' equity by MSEK 3,614.

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2006. The average number of shares after full conversion of all outstanding convertible debenture loans is 376,165,189 for 2006. Further information regarding the recalculation of the conversion prices of the outstanding convertibles is provided on pages 14–15. The number of shares after dilution has increased to 379,614,554 and has impacted the average number of shares after dilution from the fourth quarter 2006.

ACQUISITIONS

All acquisition calculations are finalized by the latest one year after the acquisition is made.

Acquisitions January – December 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						**17,792**	**639**
Renful, *Germany*	Security Services Europe	Feb 1	47	21	21	17	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	23	30	-
DAK Guvenlik, *Turkey*	Security Services Europe	Apr 1	160	18	19	74	18
PSI, *Spain* [5]	Security Services Europe	Jun 1	342	133	176	142	77
Emerald Security Inc., *Canada*	Security Services USA	Aug 1	52	24	25	16	5
Safeguard, *USA*	Security Services USA	Nov 1	102	45	48	-	35
KARE, *Turkey*	Security Services Europe	Dec 31	72	-	-6	24	14
Other acquisitions [6]		n/a	44	44	44	-50	41
Total acquisitions January – December 2006, continuing operations			**-**	**296**	**361**	**253**	**203**
Premier, *USA*	Securitas Systems	Apr 1	33	34	34	27	3
Other acquisitions		n/a	10	5	5	2	-
Total acquisitions January – December 2006, discontinued operations			**-**	**39**	**39**	**29**	**3**
Total acquisitions January – December 2006, all operations			**-**	**335**	**400**	**282**	**206**
Amortization of acq. related intangible fixed assets, continuing operations						n/a	-93
Amortization of acq. related intangible fixed assets, discontinued operations						n/a	-18
Impairment losses on goodwill [7]						-41	n/a
Translation differences						-1,488	-6
Impact from dividend of discontinued operations						-2,513	-264
Closing balance						**14,032**	**464**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) 60 percent of purchase price paid in May 2006 6) Contro Veranstaltungsdienste GmbH, Security Services Germany, Hassemans (Contract portfolio), Security Services Sweden. Home Alert Valvarnus (Contract portfolio), R&G (Contract portfolio) and Hummel (Contract portfolio), Security Services the Netherlands. Errem SA (Contract portfolio) Security Services Switzerland. A.R.B.U.S (Contract portfolio) and Patrol (Contract portfolio), Security Services Germany, Kristianstad Hundbevakning (Contract portfolio), Nässjö Eksjö Bevakning (Contract portfolio) and Polar Bevakning (Contract portfolio), Security Services Sweden. Avantage Sécurité Sarl and AD Sécurité (Contract portfolio), Security Services France. Waterfront Defense (Contract portfolio), Security Services UK, adjustment of Burns' goodwill, Security Services USA. 7) SCM UK (included in the Statement of income under Items affecting comparability)

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 (MSEK 47) and 300 employees. The acquisition strengthens Securitas' position in aviation security and gives access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.2 (MSEK 21) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Emerald Security, Canada

The Canadian operations within Security Services USA has acquired Emerald Security Inc in Toronto, Canada. The company has annual sales of MCAD 8 (MSEK 52) and 350 employees. It is the largest mobile services supplier in the Toronto area and the acquisition will make Securitas the leading mobile supplier in the Toronto area and establish a platform for future mobile services growth. The total enterprise value of the acquisition is MCAD 4 (MSEK 25) and it has been included in Securitas as from August 1, 2006.

DAK Güvenlik, Turkey

Security Services Europe entered the Turkish security services market by acquiring 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MTRY 4.0 (MSEK 18). Securitas has an option to buy the remaining 49 percent of the shares and the purchase price will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has sales for 2006 of MTRY 33 (MSEK 160) and 3,000 employees. The total enterprise value is MTRY 4.2 (MSEK 19) and it has been included in Securitas as from April 1, 2006.

KARE, Turkey

Security Services Europe has, through DAK Güvenlik, acquired 100 percent of KARE in Turkey. The company, which has 900 employees, has annual sales of MTRY 15 (MSEK 72) in guarding. The acquisition will strengthen Securitas' presence in Istanbul and Ankara. The enterprise value of the acquisition is estimated to MTRY 8.5 (42 MSEK) which will be partly based on the financial performance of the company during 2007. It is included in Securitas as from December 31, 2006. The first part of the purchase price was paid in January 2007 and consequently only the aquired net debt (cash) has impacted the period ending December 31, 2006.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

PSI (Paneuropea de Seguridad Integral), Spain

Security Services Europe has acquired PSI (Paneuropea de Seguridad Integral) in Spain with security services in major Spanish cities. With the acquisition of PSI, Securitas strengthens the position as a nationwide security provider in Spain.

PSI has sales for 2006 of MEUR 37 (MSEK 342) and approximately 1,600 employees. The enterprise value of the acquisition is estimated to MEUR 27 (MSEK 250). 60 percent of the purchase price has been paid. The remainder is to be paid over two years. PSI has been included in Securitas as from June 1, 2006.

After the acquisition, Securitas in Spain will have sales of approximately MEUR 480 (MSEK 4,470) within the guarding operations.

Safeguard, USA

Security Services USA has acquired Safeguard in Hawaii with annual sales of MUSD 14 (MSEK 102) and 500 employees. The company is specialized in high rise security and has a market leading position in this customer segment in the Honolulu area. The enterprise value of the acquisition is MUSD 6.7 (MSEK 48) and it is included in Securitas as from November 1, 2006.

Aseco and Proguard, Uruguay

Securitas has entered the security market in Uruguay through the acquisition of Aseco and Proguard. Aseco which is mainly active in guarding with 550 employees and Proguard which is mainly active in alarm monitoring with 2,200 connections have combined sales of MUYU 77 (MSEK 23). The enterprise value of the acquisitions is MUYU 36 (MSEK 11) and they will be included in Securitas as from January 1, 2007.

The security services market in Uruguay is estimated to MSEK 250 and it is growing by 7 percent annually.

FOUR NEW SECURITY COMPANIES

On February 9, 2006 Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis AB, Securitas Direct AB and Securitas Systems AB. Thus creating four independent security companies with their own Boards, management and business focus.

The Extraordinary General Meeting in Securitas AB held on September 25, 2006, decided in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct AB and Securitas Systems AB would be distributed to the shareholders. The dividend date was September 29, 2006. The listing preparation for Loomis AB continues and the division will be listed on the Stockholm Stock Exchange during 2007.

On September 29, 2006 Securitas Systems AB and Securitas Direct AB were listed as separate companies on the Stockholm Stock Exchange. The two former divisions of Securitas AB have during a rapid process in less than a year's time, been de-merged and prepared for listing. Stable organizations, clear business models and focused management constitute a good position for each of the two companies to develop further as independent entities.

Loomis AB (Cash Handling Services)

As announced in the Securitas Interim Report for January – March 2006, in addition to the listing process of Loomis AB, Securitas evaluated indications of interest from financial and industrial buyers of the Cash Handling Services division. After due consideration of the received indications of interest, Securitas concluded that the stock exchange listing alternative should continue to be pursued, and consequently the division will not be divested. Loomis AB is on track to be listed during the second half of 2007 on the Stockholm Stock Exchange. It has also been decided that the division will change its name to Loomis AB and they have started to implement the change of its branding to Loomis for all operations.

OTHER SIGNIFICANT EVENTS

New President and CEO

Alf Göransson was appointed President and CEO for Securitas AB in August 2006 and will replace Thomas Berglund on March 5, 2007.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports from 2001 onward. For the most recent published background information please refer to the published Annual Report for 2005, Note 36, Contingent Liabilities. There have been no material developments in this matter subsequent to such report other than that the number of lawsuits where Globe or another Securitas company is a defendant has been reduced from 58 to 48 due to settlement.

Securitas AB 6.125 percent MEUR 350 Euro Notes 2006

The notes matured in January 2006 and have been refinanced by drawings under other Group financing facilities.

Information about Securitas Employee Convertible 2002

In accordance with the terms and conditions of the four convertibles issued by Securitas AB under the Securitas Employee Convertible 2002 the conversion prices of the convertibles have been recalculated due to the dividend of Securitas Systems AB and Securitas Direct AB.

The recalculation is based on the value of the shares in Securitas AB, Securitas Systems AB and Securitas Direct AB, measured during the period September 29 until November 2, 2006. The recalculation factor has been fixed to 0.684555, which means that the value of the Securitas AB share corresponds to approximately 68.5 percent of the sum of the values of a share in each of Securitas AB, Securitas Systems AB and Securitas Direct AB.

Loan amounts and conversion rates

	Outstanding amount, EUR	Conversion rate (EUR) Original	New	No. of new B shares
Loan 2002/2007 series 1	63,624,375	20.3	13.9	4,577,293
Loan 2002/2007 series 2	63,624,375	24.3	16.6	3,832,794
Loan 2002/2007 series 3	63,624,375	28.4	19.4	3,279,607
Loan 2002/2007 series 4	63,624,375	32.4	22.2	2,865,963
Total	254,497,500			14,555,657
Number of shares outstanding				365,058,897
Number of shares after dilution				379,614,554

A full conversion of all four convertibles would result in a total of 14,555,657 new B-shares in Securitas AB being issued, which corresponds to a dilution of 3.99 percent of the capital and 2.88 percent of the votes.

The Securitas Employee Convertible Programme expires in May 2007.

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This full year report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS, which is the basis for the preparation of this full year report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitas.com under the section Financial Information – Accounting Principles.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which sets out requirements for the classification, measurement and presentation of non-current assets held for sale and discontinued operations.

A discontinued operation is a component of an entity (Group) that represents a major line of business or geographical area of operations. According to IFRS 5 a non-current asset (or disposal group) classified as held for sale shall be measured at the lower of its carrying amount and fair value less cost to sell, if the carrying amount will be recovered through a sales transaction rather than through continuous use in the operations. Assets held for sale are not subject to depreciation or amortization from the date of recognition as assets held for sale up until the disposal has been completed. The net income (after tax) generated by assets held for sale and discontinued operations are included on a separate line, Net income for the period, discontinued operations.

The Extraordinary General Meeting in Securitas AB held on September 25, 2006, resolved in accordance with the Board of Directors' proposal, on a dividend to the effect that all shares in the wholly-owned subsidiaries Securitas Direct AB (Direct) and Securitas Systems AB (Securitas Systems) would be distributed to the shareholders. The dividend date was September 29, 2006 and from that date Direct and Securitas Systems are no longer part of the Securitas Group. These operations, which in the Securitas Group previously comprised the two primary segments Direct and Securitas Systems, consequently qualify as discontinued operations according to IFRS 5 and are treated according to this standard.

Further information on the application of IFRS 5 is provided in Note 11 on pages 22–23.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the

employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 4 on page 21.

FINANCIAL INFORMATION 2007

Securitas will release financial information 2007 as follows:

January – December, 2006	February 9, 2007
Annual General Meeting	April 17, 2007
January – March	May 14, 2007
January – June	August 7, 2007
January – September	November 9, 2007

The Annual Report for 2006 will be available in April 2007.

Stockholm, February 9, 2007

Thomas Berglund
President and Chief Executive Officer

Review Report

We have reviewed the interim report for Securitas AB (publ.) for the period ended December 31, 2006. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm February 9, 2007
PricewaterhouseCoopers AB

Göran Tidström
Authorised Public Accountant
Partner in charge

Lennart Danielsson
Authorised Public Accountant

82-34719

Income

MSEK	Oct-Dec 2006	Oct-Dec 2005*	Jan-Dec 2006	Jan-Dec 2005*	Jan-Dec 2004*
Continuing operations					
Sales	14,870.4	15,317.0	59,552.5	56,801.1	52,585.3
Sales, acquired business	309.6	120.2	970.5	1,399.5	818.8
Total sales	**15,180.0**	**15,437.2**	**60,523.0**	**58,200.6**	**53,404.1**
Organic sales growth, % [1]	*5*	*5*	*6*	*4*	*3*
Production expenses	-12,158.7	-12,307.1	-49,029.8	-46,781.8	-42,758.2
Gross income	**3,021.3**	**3,130.1**	**11,493.2**	**11,418.8**	**10,645.9**
Selling and administrative expenses	-2,030.4	-2,100.5	-7,907.0	-7,892.8	-7,373.7
Other operating income [2]	4.9	-	4.9	-	-
Operating income before amortization	**995.8**	**1,029.6**	**3,591.1**	**3,526.0**	**3,272.2**
Operating margin, %	*6.6*	*6.7*	*5.9*	*6.1*	*6.1*
Amortization of acquisition related intangible fixed assets	-21.2	-23.9	-93.3	-98.1	-85.4
Acquisition related restructuring costs	0.1	-0.2	-0.4	-1.1	-23.0
Items affecting comparability	-1,502.9	-150.6	-2,060.2	-150.6	-
Operating income after amortization	**-528.2**	**854.9**	**1,437.2**	**3,276.2**	**3,163.8**
Financial income and expense	-123.2	-117.8	-519.8	-483.2	-500.6
Revaluation of financial instruments [3]	-8.0	-5.1	-35.8	36.2	-
Share in income of associated companies	0.1	0.3	1.2	11.8	-
Income before taxes [4]	**-659.3**	**732.3**	**882.8**	**2,841.0**	**2,663.2**
Net margin, %	*-4.3*	*4.7*	*1.5*	*4.9*	*5.0*
Current taxes	-210.7	-260.8	-690.7	-777.5	-684.5
Deferred taxes	320.4	84.7	321.4	94.5	47.3
Net income for the period, continuing operations [4]	**-549.6**	**556.2**	**513.5**	**2,158.0**	**2,026.0**
Net income for the period, discontinued operations [4] [11]	-	198.4	338.5	555.7	503.1
Net income for the period, all operations [4]	**-549.6**	**754.6**	**852.0**	**2,713.7**	**2,529.1**
Whereof attributable to:					
Equity holders of the Parent Company	-549.6	754.5	850.4	2,712.2	2,528.4
Minority interests	-	0.1	1.6	1.5	0.7
Earnings per share before dilution, continuing operations (SEK)	-1.50	1.53	1.41	5.91	5.55
Earnings per share before dilution, discontinued operations (SEK)	-	0.54	0.92	1.52	1.38
Earnings per share before dilution, all operations (SEK)	-1.50	2.07	2.33	7.43	6.93
Earnings per share after dilution, continuing operations (SEK)	-1.50	1.51	1.41	5.84	5.47
Earnings per share after dilution, discontinued operations (SEK)	-	0.53	0.90	1.47	1.32
Earnings per share after dilution, all operations (SEK)	-1.50	2.04	2.31	7.31	6.79

Cash flow

Operating cash flow MSEK	Oct-Dec 2006	Oct-Dec 2005*	Jan-Dec 2006	Jan-Dec 2005*	Jan-Dec 2004*
Continuing operations					
Operating activities					
Operating income before amortization	995.8	1,029.6	3,591.1	3,526.0	3,272.2
Investment in fixed assets	-420.7	-422.0	-1,511.8	-1,496.0	-1,408.5
Reversal of depreciation	331.3	380.3	1,477.9	1,509.7	1,270.3
Change in accounts receivable	425.2	223.1	-702.6	-311.8	-424.6
Changes in other operating capital employed	77.7	373.0	210.5	399.9	215.2
Cash flow from operational activities	**1,409.3**	**1,584.0**	**3,065.1**	**3,627.8**	**2,924.6**
Cash flow from operational activities, %	*142*	*154*	*85*	*103*	*89*
Financial income and expenses paid	-134.1	-138.1	-516.1	-445.3	-502.2
Current taxes paid	-273.1	-243.0	-769.0	-796.9	-428.3
Free cash flow	**1,002.1**	**1,202.9**	**1,780.0**	**2,385.6**	**1,994.1**
Free cash flow, % [5]	*151*	*185*	*75*	*105*	*96*
Cash flow from investing activities, acquisitions	-86.1	-216.3	-361.2	-862.5	-686.0
Cash flow from items affecting comparability	-27.1	19.5	-129.3	19.5	-
Cash flow from financing activities	-3,659.0	-1,491.0	-1,106.3	-3,313.5	-2,040.1
Cash flow for the period, continuing operations	**-2,770.1**	**-484.9**	**183.2**	**-1,770.9**	**-732.0**
Cash flow for the period, discontinued operations [11]	-	1,676.3	-1,251.0	2,026.2	-595.5
Cash flow for the period, all operations	**-2,770.1**	**1,191.4**	**-1,067.8**	**255.3**	**-1,327.5**

Cash flow MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations, continuing operations	1,395.8	1,644.2	3,162.1	3,896.8	3,359.5
Cash flow from operations, discontinued operations [11]	-	331.2	563.4	965.9	1,093.9
Cash flow from operations, all operations	**1,395.8**	**1,975.4**	**3,725.5**	**4,862.7**	**4,453.4**
Cash flow from investing activities, continuing operations	-506.9	-638.1	-1,872.6	-2,354.2	-2,051.4
Cash flow from investing activities, discontinued operations [11]	-	-468.9	-676.4	-1,060.6	-2,234.2
Cash flow from investing activities, all operations	**-506.9**	**-1,107.0**	**-2,549.0**	**-3,414.8**	**-4,285.6**
Cash flow from financing activities, continuing operations	-3,659.0	-1,491.0	-1,106.3	-3,313.5	-2,040.1
Cash flow from financing activities, discontinued operations [11]	-	1,814.0	-1,138.0	2,120.9	544.8
Cash flow from financing activities, all operations	**-3,659.0**	**323.0**	**-2,244.3**	**-1,192.6**	**-1,495.3**
Cash flow for the period, continuing operations	**-2,770.1**	**-484.9**	**183.2**	**-1,770.9**	**-732.0**
Cash flow for the period, discontinued operations [11]	**-**	**1,676.3**	**-1,251.0**	**2,026.2**	**-595.5**
Cash flow for the period, all operations	**-2,770.1**	**1,191.4**	**-1,067.8**	**255.3**	**-1,327.5**

* *The Group has separately disclosed items affecting comparability. Comparatives have been adjusted to reflect this change.*

Notes 1–5 and 11 refers to pages 21–23.

82-34719

Change in net debt MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Opening balance	-10,992.8	-12,612.1	-11,944.8	-10,633.1	-9,082.5
Effect of change in accounting principle	-	-	-	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	-10,992.8	-12,612.1	-11,944.8	-10,636.9	-10,686.8
Cash flow for the period, all operations	-2,770.1	1,191.4	-1,067.8	255.3	-1,327.5
Change in loans, all operations	3,659.0	-323.0	966.6	97.4	765.2
Change in net debt before revaluation and translation differences, all operations	888.9	868.4	-101.2	352.7	-562.3
Revaluation of financial instruments, all operations [3]	-0.9	10.2	-16.2	51.8	-
Translation differences, all operations	370.2	-211.3	695.2	-1,712.4	616.0
Impact from dividend of discontinued operations	-	-	1,632.4	-	-
Change in net debt, all operations	1,258.2	667.3	2,210.2	-1,307.9	53.7
Closing balance	-9,734.6	-11,944.8	-9,734.6	-11,944.8	-10,633.1

Capital employed and financing

MSEK	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
Operating capital employed, continuing operations	4,669.2	6,512.4	5,923.7	6,294.4	5,265.4
Operating capital employed as % of sales, continuing operations [6]	*8*	*11*	*10*	*11*	*10*
Return on operating capital employed, continuing operations, % [7]	*29*	*47*	*60*	*58*	*64*
Goodwill, continuing operations	14,031.6	14,692.9	15,317.6	15,268.7	13,352.5
Acquisition related intangible fixed assets, continuing operations	464.2	446.1	359.3	278.9	212.3
Shares in associated companies, continuing operations	172.7	177.2	178.6	177.4	-
Capital employed, continuing operations	19,337.7	21,828.6	21,779.2	22,019.4	18,830.2
Return on capital employed, continuing operations % [8]	*8*	*13*	*16*	*15*	*17*
Capital employed, discontinued operations	-	-	4,738.5	4,390.5	3,569.0
Capital employed, all operations	19,337.7	21,828.6	26,517.7	26,409.9	22,399.2
Net debt, all operations	-9,734.6	-10,992.8	-11,944.8	-12,612.1	-10,633.1
Shareholders' equity, all operations	9,603.1	10,835.8	14,572.9	13,797.8	11,766.1
Net debt equity ratio/multiple, all operations [9]	*1.01*	*1.01*	*0.82*	*0.91*	*0.90*

Balance Sheet

MSEK	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
ASSETS					
Fixed assets					
Goodwill	14,031.6	14,692.9	17,792.4	17,478.2	15,301.9
Acquisition related intangible fixed assets	464.2	446.1	638.5	553.0	433.2
Other intangible fixed assets	172.7	178.9	313.3	293.2	268.6
Tangible fixed assets	4,746.5	4,763.8	5,941.5	6,002.1	5,820.0
Shares in associated companies	172.7	177.2	178.6	177.4	-
Non-interest bearing financial fixed assets	2,464.3	2,172.8	2,135.6	1,913.1	1,882.9
Interest bearing financial fixed assets	1,251.8	1,231.3	1,166.8	1,259.2	138.2
Total fixed assets	23,303.8	23,683.0	28,166.7	27,676.2	23,844.8
Current assets					
Non-interest bearing current assets	10,500.7	12,079.4	13,974.9	13,838.0	11,884.8
Other interest bearing current assets	247.3	125.0	668.5	722.2	-
Liquid funds	1,668.0	4,483.2	3,470.8	2,245.6	3,120.4
Total current assets	12,416.0	16,687.6	18,114.2	16,805.8	15,005.2
TOTAL ASSETS [4]	35,719.8	40,370.6	46,280.9	44,482.0	38,850.0

MSEK	Dec 31, 2006	Sep 30, 2006	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Attributable to the equity holders of the Parent Company	9,602.7	10,835.4	14,571.4	13,796.4	11,749.5
Minority interests	0.4	0.4	1.5	1.4	16.6
Total shareholders' equity [4]	9,603.1	10,835.8	14,572.9	13,797.8	11,766.1
Equity ratio, %	27	*27*	*31*	*31*	*30*
Long-term liabilities					
Non-interest bearing long-term liabilities	368.9	87.7	99.1	37.2	90.8
Interest bearing long-term liabilities	4,906.9	7,353.8	7,635.2	7,683.7	10,141.8
Non-interest bearing provisions	3,536.1	2,273.8	2,449.8	2,407.6	2,200.4
Total long-term liabilities	8,811.9	9,715.3	10,184.1	10,128.5	12,433.0
Current liabilities					
Non-interest bearing current liabilities	9,310.0	10,341.0	11,908.2	11,400.3	10,901.0
Interest bearing current liabilities	7,994.8	9,478.5	9,615.7	9,155.4	3,749.9
Total current liabilities	17,304.8	19,819.5	21,523.9	20,555.7	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [4]	35,719.8	40,370.6	46,280.9	44,482.0	38,850.0

Notes 3–4 and 6–9 refer to pages 21 and 22.

Statement of Recognized Income and Expense

MSEK	Dec 31, 2006 Attributable to equity holders of the Parent Company	Dec 31, 2006 Minority interests	Dec 31, 2006 Total	Dec 31, 2005 Attributable to equity holders of the Parent Company	Dec 31, 2005 Minority interests	Dec 31, 2005 Total	Dec 31, 2004 Attributable to equity holders of the Parent Company	Dec 31, 2004 Minority interests	Dec 31, 2004 Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax, all operations [4]	-8.6	-	-8.6	-198.2	-	-198.2	-77.4	-	-77.4
Cash flow hedges net of tax, all operations	14.1	-	14.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	354.5	-	354.5	-544.6	-	-544.6	163.8	-	163.8
Translation differences, all operations	-1,288.8	-1.3	-1,290.1	1,939.2	1.3	1,940.5	-829.7	0.3	-829.4
Net income/expense recognized directly in equity	**-928.8**	**-1.3**	**-930.1**	**1,207.6**	**1.3**	**1,208.9**	**-743.3**	**0.3**	**-743.0**
Net income for the period, all operations [4]	850.4	1.6	852.0	2,712.2	1.5	2,713.7	2,528.4	0.7	2,529.1
Total income/expense for the period	**-78.4**	**0.3**	**-78.1**	**3,919.8**	**2.8**	**3,922.6**	**1,785.1**	**1.0**	**1,786.1**

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period, continuing operations *	106.00	90.00	106.00	90.00	76.00
Earnings per share before dilution and before items affecting comparability, continuing operations	1.71	1.94	6.00	6.32	5.55
Earnings per share before dilution, continuing operations	-1.50	1.53	1.41	5.91	5.55
Earnings per share before dilution, discontinued operations	-	0.54	0.92	1.52	1.38
Earnings per share before dilution, all operations	-1.50	2.07	2.33	7.43	6.93
Earnings per share after dilution and before items affecting comparability, continuing operations	1.70	1.91	5.97	6.24	5.47
Earnings per share after dilution, continuing operations	-1.50	1.51	1.41	5.84	5.47
Earnings per share after dilution, discontinued operations	-	0.53	0.90	1.47	1.32
Earnings per share after dilution, all operations	-1.50	2.04	2.31	7.31	6.79
Dividend	-	-	3.10 **	3.50	3.00
P/E-ratio after dilution and before items affecting comparability, continuing operations	-	-	18	14	14
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	379,614,554	375,015,400	379,614,554	375,015,400	382,408,810
Average number of shares after dilution	379,614,554	375,015,400	378,165,189	378,712,105	382,408,810

* *The share price was recalculated after the dividend of Securitas Direct AB and Securitas Systems AB.*
** *Proposed dividend.*

Notes 4 and 10 refer to pages 21 and 22.

Segment overview January – December 2006 and 2005

The Group has as of January 1, 2006 adopted the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses. The comparatives have been adjusted accordingly for 2005. The income statement impact is for 2005 limited to an increase of the operating income in the Group and Security Services Europe of MSEK 1. All divisions including Other have an impact on operating capital employed and consequently on capital employed. All tax related to the adjustments are reflected in Other.

The Group applies IFRS 5 Non-current Assets Held for sale and Discontinued Operations, for the two previous primary segments Direct and Securitas Systems as from September 29, 2006. Further information can be found under the heading Accounting priciples on page 15 and in Note 11 Discontinued Operations on pages 22–23.

The Group has separately disclosed items affecting comparability on the face of the Statement of income. The segment overview has been adjusted to reflect this. Further information is provided under the heading Comments to items affecting comparability on pages 4–6.

The key ratios operating capital employed as % of sales and return on capital employed, %, are below calculated without any adjustment for items affecting comparability. For definitions refer to notes 6 and 8 on page 22.

January – December 2006 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	21,736	27,272	44	49,052	11,471	-	-	60,523
Sales, intra-group	-	33	-	33	3	-	-36	-
Total sales	**21,736**	**27,305**	**44**	**49,085**	**11,474**	-	**-36**	**60,523**
Organic sales growth, %	***5***	***7***	-	***6***	***5***	-	-	***6***
Operating income before amortization	**1,088**	**1,937**	**-272**	**2,753**	**838**	-	-	**3,591**
Operating margin, %	***5.0***	***7.1***	-	***5.6***	***7.3***	-	-	***5.9***
Amortization of acquisition related intangible fixed assets	-25	-54	-1	-80	-13	-	-	-93
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Items affecting comparability	-69	-264	-216	-549	-1,511	-	-	-2,060
Operating income after amortization	**994**	**1,618**	**-489**	**2,123**	**-686**	-	-	**1,437**
Operating capital employed	**1,163**	**1,216**	**1,132**	**3,511**	**1,158**	-	-	**4,669**
Operating capital employed as % of sales	***5***	***4***	-	***7***	***10***	-	-	***8***
Goodwill	5,891	5,631	8	11,530	2,502	-	-	14,032
Acquisition related intangible fixed assets	62	388	0	450	14	-	-	464
Shares in associated companies	-	-	173	173	-	-	-	173
Capital employed in discontinued operations	-	-	-	-	-	-	-	-
Capital employed	**7,116**	**7,235**	**1,313**	**15,664**	**3,674**	-	-	**19,338**
Return on capital employed, %	***14***	***23***	-	***14***	***Neg***	-	-	***8***

January – December 2005 MSEK	Security Services USA	Security Services Europe	Other	Total Security Services	Cash Handling Services	Discontinued operations	Eliminations	Group
Sales, external	21,616	24,972	43	46,631	11,570	-	-	58,201
Sales, intra-group	-	24	-	24	11	-	-35	-
Total sales	**21,616**	**24,996**	**43**	**46,655**	**11,581**	-	**-35**	**58,201**
Organic sales growth, %	***4***	***5***	-	***4***	***2***	-	-	***4***
Operating income before amortization	**1,080**	**1,874**	**-259**	**2,695**	**831**	-	-	**3,526**
Operating margin, %	***5.0***	***7.5***	-	***5.8***	***7.2***	-	-	***6.1***
Amortization of acquisition related intangible fixed assets	-33	-40	0	-73	-25	-	-	-98
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Items affecting comparability	-	-	-	-	-151	-	-	-151
Operating income after amortization	**1,047**	**1,833**	**-259**	**2,621**	**655**	-	-	**3,276**
Operating capital employed	**1,123**	**1,288**	**1,145**	**3,556**	**2,372**	-	**-5**	**5,923**
Operating capital employed as % of sales	***5***	***5***	-	***8***	***20***	-	-	***10***
Goodwill	6,873	5,587	9	12,469	2,848	-	-	15,317
Acquisition related intangible fixed assets	38	290	1	329	31	-	-	360
Shares in associated companies	-	-	179	179	-	-	-	179
Capital employed in discontinued operations	-	-	-	-	-	4,739	-	4,739
Capital employed	**8,034**	**7,165**	**1,334**	**16,533**	**5,251**	**4,739**	**-5**	**26,518**
Return on capital employed, %	***13***	***26***	-	***16***	***13***	-	-	***16***

Notes

Note 1 Organic sales growth, continuing operations

The calculation of organic sales growth (and the specification of currency changes on operating income and income before taxes) is specified below:

Sales, MSEK	Oct – Dec 2006	Oct – Dec 2005	%
Total sales	15,180	15,437	-2
Acquisitions/Divestitures	-310	-166	
Currency change from 2005	1,191	-	
Organic sales	16,061	15,271	5

Sales, MSEK	Jan – Dec 2006	Jan – Dec 2005	%
Total sales	60,523	58,201	4
Acquisitions/Divestitures	-971	-909	
Currency change from 2005	912	-	
Organic sales	60,464	57,292	6

Operating income, MSEK	Oct – Dec 2006	Oct – Dec 2005	%
Operating income	996	1,030	-3
Currency change from 2005	69	-	
Organic operating income	1,065	1,030	3

Operating income, MSEK	Jan – Dec 2006	Jan – Dec 2005	%
Operating income	3,591	3,526	2
Currency change from 2005	66	-	
Organic operating income	3,657	3,526	4

Income before taxes, MSEK	Oct – Dec 2006	Oct – Dec 2005	%
Income before taxes	-659	732	-190
Currency change from 2005	54	-	
Organic income before taxes	-605	732	-183

Income before taxes, MSEK	Jan – Dec 2006	Jan – Dec 2005	%
Income before taxes	883	2,841	-69
Currency change from 2005	57	-	
Organic income before taxes	940	2,841	-67

Note 2 Other operating income, continuing operations

Other operating income comprises of trademark fees from Securitas Direct AB and Securitas Systems AB from September 29, 2006.

Note 3 Revaluation of financial instruments, continuing operations

MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Recognized in the statement of income					
Revaluation of financial instruments	-8.0	-5.1	-35.8	36.2	-
Deferred tax	2.2	1.5	10.0	-10.1	-
Impact on net income	-5.8	-3.6	-25.8	26.1	-
Recognized via statement of recognized income and expense					
Cash flow hedges	7.1	15.3	19.6	15.6	-
Deferred tax	-2.1	-4.3	-5.5	-4.4	-
Cash flow hedges net of tax	5.0	11.0	14.1	11.2	-
Total revaluation before tax	-0.9	10.2	-16.2	51.8	
Total deferred tax	0.1	-2.8	4.5	-14.5	-
Total revaluation after tax	-0.8	7.4	-11.7	37.3	-

The amount disclosed in the specification of Change in net debt on page 18 is the total revaluation before tax

Note 4 IAS 19 amendment, all operations

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Jan – Dec, 2005	Jan – Dec, 2004
Income before taxes	1.5	0.9
Net income for the year	1.1	0.6
Shareholders' equity before taxes	-306.1	-113.7
Shareholders' equity net of taxes	-197.1	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.6*

Accumulated impact 2004 – 2005:

MSEK	Dec 31, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-113.7
Shareholders' equity net of taxes	-273.9	-76.8
Impact on operating capital employed and capital employed	-273.9	-76.8
Impact on total assets	-7.7	7.3
Impact on total shareholders' equity and liabilities	-7.7	7.3

Note 5 Free cash flow, %
Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes)

Note 6 Operating capital employed as % of sales, continuing operations
Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities

Note 7 Return on operating capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of the average balance of operating capital employed

Note 8 Return on capital employed, %, continuing operations
Operating income before amortization (rolling 12 months) plus items affecting comparability (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple, all operations
Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Dec 31, 2006			Dec 31, 2005			Dec 31, 2004		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005/2004 [1]	**14,571.4**	**1.5**	**14,572.9**	**11,749.5**	**16.6**	**11,766.1**	**10,694.5**	**15.6**	**10,710.1**
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-	-	-
Opening balance adjusted in accordance with new principle	**14,571.4**	**1.5**	**14,572.9**	**11,746.8**	**16.6**	**11,763.4**	**10,694.5**	**15.6**	**10,710.1**
Actuarial gains and losses net of tax, all operations	-8.6	-	-8.6	-198.2	-	-198.2	-77.4	-	-77.4
Cash flow hedges net of tax, all operations	14.1	-	14.1	11.2	-	11.2	-	-	-
Net investment hedges, all operations	354.5	-	354.5	-544.6	-	-544.6	163.8	-	163.8
Translation differences, all operations	-1,288.8	-1.3	-1,290.1	1,939.2	1.3	1,940.5	-829.7	0.3	-829.4
Net income /expense recognized directly in equity	**-928.8**	**-1.3**	**-930.1**	**1,207.6**	**1.3**	**1,208.9**	**-743.3**	**0.3**	**-743.0**
Net income for the period, all operations	850.4	1.6	852.0	2,712.2	1.5	2,713.7	2,528.4	0.7	2,529.1
Total income/expense for the period	**-78.4**	**0.3**	**-78.1**	**3,919.8**	**2.8**	**3,922.6**	**1,785.1**	**1.0**	**1,786.1**
Transactions with minority interests	-	-	-	-	-17.9	-17.9	-	-	-
Dividend paid to the shareholders of the Parent Company	-1,277.7	-	-1,277.7	-1,095.2	-	-1,095.2	-730.1	-	-730.1
Dividend of net assets in Direct and Systems [2]	-3,612.6	-1.4	-3,614.0	-	-	-	-	-	-
Closing balance December 31, 2006/2005/2004	**9,602.7**	**0.4**	**9,603.1**	**14,571.4**	**1.5**	**14,572.9**	**11,749.5**	**16.6**	**11,766.1**

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses
2) Information of the breakdown of net assets is provided in Note 11 on page 23.

Shareholders' equity in the Parent Company amounted to MSEK 24,953.6 as of December 31, 2006, of which Restricted equity amounted to MSEK 7,727 7 and Non-restricted equity to MSEK 17,225 9 (including the Net income for the period). The dividend of shares in Securitas Direct AB and Securitas Systems AB amounted to MSEK -8,519.2.

Note 11 Discontinued operations
Discontinued operations are defined as the two previous primary segments Direct and Securitas Systems (Systems) as they were presented in the Securitas Group The previous primary segments Direct and Systems as included in the Securitas Group will differ from the listed companies Securitas Direct AB and Securitas Systems AB. The primary segments have been accounted for under IAS 14 Reporting for Segments. Reporting for segments differs from a reporting on a stand alone basis in that:

- Segment reporting is limited to operating income and excluding certain intra-group transactions that are not of an operating nature.
- Segment reporting as a consequence excludes financial items and tax.
- When adjustments have been made to the consolidated financial statements of the Securitas Group, these adjustments are based on historical segment data already published and in addition to this, adjustments for finance net and tax attributable to the segments. These items were previously recognized under the heading Other.
- The Total Sales has been adjusted for intra-group sales to and from Direct and Systems. This adjustment impacts the intra-group sales previously recognized in Direct and Systems, but also in the continuing operations as well as the elimination of intra-group sales included under the heading Eliminations
- The Operating income before and after amortization has been adjusted for intra-group margin relating to combination contracts between Security Services Europe and Systems. This intra-group margin was previously included under the heading Eliminations

In summary the restatement according to IFRS 5 has been applied as follows:

- The income statement for the Securitas Group includes the net income in Direct and Systems up until September 29, 2006.
- The net income in Direct and Systems up until September 29, 2006 is included on the line Net income, discontinued operations in the Consolidated Statement of Income. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Income has been adjusted and is recognized as a net total on the line Net income, discontinued operations. A specification of the Net income in discontinued operations is given below on page 23.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Income
- The cash flow impact from Direct and Systems up until September 29, 2006, is included on the line Cash flow for the period, discontinued operations in the Consolidated Statement of Operating Cash Flow. This means that the impact from Direct and Systems on each line in the Consolidated Statement of Operating Cash Flow has been adjusted and is recognized as a net total on the line Cash flow for the period, discontinued operations. The condensed Consolidated Statement of Cash Flow according to IAS 12 is however not restated and the impact from discontinued operations is shown line by line for Cash flow from operations, discontinued operations, Cash flow from investing activities, discontinued operations and Cash flow from financing activities, discontinued operations.
- This adjustment has also been carried out for all comparatives in the Consolidated Statement of Operating Cash Flow and the condensed Consolidated Statement of Cash Flow according to IAS 12.
- The impact on the closing net debt from the dividend is shown on page 18 in Change in net debt on the line Impact from dividend of discontinued operations.
- The balance sheet as of September 30, 2006 excludes all balances related to Direct and Systems.
- Non-segment balances such as current and deferred taxes, accrued interest, net debt and shareholders' equity, previously included under the heading Other are also excluded since they are legally balances belonging to the new companies
- In accordance with IFRS 5, the comparatives for the balance sheet are not adjusted However the table for Capital employed and financing on page 18 and the Divisional overview on page 20 separates the segment assets in discontinued operations also for comparatives. The net assets (operating capital employed and capital employed) previously included under the segments Direct and Systems are shown as Capital employed, discontinued operations.

Note 11 (cont.)

- Key ratios have been restated where applicable.
- Information of the balances relating to discontinued operations as of September 29, 2006 are included below. The corresponding impact on shareholders' equity of the Securitas Group is included in Note 10, Changes in shareholders' equity on page 22, on the line Dividend of net assets in Direct and Systems.

In the tables below the following information is provided:

- Condensed statement of income for discontinued operations for 2006 (relating to the period January 1 – September 29)
- Condensed statement of cash flow for discontinued operations for 2006 (relating to the period January 1 – September 29)
- Specification to the condensed statement of income for 2006 (relating to the period January 1 – September 29)
- Assets and liabilities in discontinued operations as of September 29, 2006.
- Capital employed and financing in discontinued operations as of September 29, 2006

Income MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Total Sales	-	2,273.3	6,511.3	7,813.0	6,282.5
Operating income before amortization	-	311.1	599.6	919.7	755.1
Amortization of acquisition related intangible fixed assets	-	-6.4	-18.4	-24.4	-14.2
Acquisition related restructuring costs	-	-5.1	-14.3	-34.0	-3.5
Operating income after amortization	-	299.6	566.9	861.3	737.4
Financial income and expense	-	-13.3	-36.2	-39.9	-16.0
Income before taxes	-	286.3	530.7	821.4	721.4
Taxes	-	-87.9	-192.2	-265.7	-218.3
Net income for the period	-	198.4	338.5	555.7	503.1

Cash flow MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	-	331.2	563.4	965.9	1,093.9
Cash flow from investing activities	-	-468.9	-676.4	-1,060.6	-2,234.2
Cash flow from financing activities	-	1,814.0	-1,138.0	2,120.9	544.8
Cash flow for the period	-	1,676.3	-1,251.0	2,026.2	-595.5

Specification to Income MSEK	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005	Jan-Dec 2004
Total Sales					
Securitas Systems and Direct	-	2,452.7	6,952.6	8,504.0	6,872.0
Intra-group sales	-	-179.4	-441.3	-691.0	-589.5
Total Sales	-	2,273.3	6,511.3	7,813.0	6,282.5
Operating income before amortization					
Securitas Systems and Direct	-	312.6	608.0	926.3	755.1
Intra-group margin	-	-1.5	-8.4	-6.6	0.0
Operating income before amortization	-	311.1	599.6	919.7	755.1
Operating income after amortization					
Securitas Systems and Direct	-	301.1	575.3	867.9	737.4
Intra-group margin	-	-1.5	-8.4	-6.6	0.0
Operating income after amortization	-	299.6	566.9	861.3	737.4

Assets and liabilities MSEK	Sep 29, 2006
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Other intangible fixed assets	121.0
Tangible fixed assets	1,513.4
Non-interest bearing financial fixed assets	128.6
Interest bearing financial fixed assets	3.1
Non-interest bearing current assets	3,037.0
Liquid funds	639.5
Total assets	8,219.7
Non-interest bearing long-term liabilities	1.1
Interest bearing long-term liabilities	2,201.3
Non-interest bearing provisions	227.6
Non-interest bearing current liabilities	2,102.0
Interest bearing current liabilities	73.7
Total liabilities	4,605.7
Net assets in discontinued operations	3,614.0

Capital employed and financing MSEK	Sep 29, 2006
Operating capital employed	2,469.3
Goodwill	2,513.5
Acquisition related intangible fixed assets	263.6
Capital employed	5,246.4
Net debt	-1,632.4
Net assets in discontinued operations	3,614.0

Note 12 Continuing operations per quarter 2005 – 2006

The table shows the Securitas Group adjusted for discontinued operations per quarter (periodic and accumulated).

Income MSEK	Q1 2005	Q2 2005	H1 2005	Q3 2005	*9M 2005*	*Q4 2005*	FY 2005	Q1 2006	Q2 2006	H1 2006	Q3 2006	9M 2006	Q4 2006	FY 2006
Sales	13,081.1	13,871.3	26,952.4	14,531.7	41,484.1	15,317.0	56,801.1	14,804.1	14,801.2	29,605.3	15,076.8	44,682.1	14,870.4	59,552.5
Sales, acquired business	404.7	430.7	835.4	443.9	1,279.3	120.2	1,399.5	143.8	224.4	368.2	292.7	660.9	309.6	970.5
Total Sales	**13,485.8**	**14,302.0**	**27,787.8**	**14,975.6**	**42,763.4**	**15,437.2**	**58,200.6**	**14,947.9**	**15,025.6**	**29,973.5**	**15,369.5**	**45,343.0**	**15,180.0**	**60,523.0**
Organic sales growth, %	3	*4*	3	*4*	*4*	5	4	*5*	*6*	*6*	*6*	*6*	5	*6*
Operating income before amortization	**768.2**	**813.9**	**1,582.1**	**914.3**	**2,496.4**	**1,029.6**	**3,526.0**	**809.0**	**829.4**	**1,638.4**	**956.9**	**2,595.3**	**995.8**	**3,591.1**
Operating margin, %	5.7	*5.7*	*5.7*	*6.1*	*5.8*	*6.7*	*6.1*	*5.4*	*5.5*	*5.5*	*6.2*	*5.7*	*6.6*	*5.9*
Amortization of acquisition related intangible fixed assets	-24.0	-24.4	-48.4	-25.8	-74.2	-23.9	-98.1	-23.6	-23.2	-46.8	-25.3	-72.1	-21.2	-93.3
Acquisition related restructuring costs	-0.2	-0.2	-0.4	-0.5	-0.9	-0.2	-1.1	-0.2	-0.1	-0.3	-0.2	-0.5	0.1	-0.4
Items affecting comparability	-	-	-	-	-	-150.6	-150.6	-10.0	-389.0	-399.0	-158.3	-557.3	-1,502.9	-2,060.2
Operating income after amortization	**744.0**	**789.3**	**1,533.3**	**888.0**	**2,421.3**	**854.9**	**3,276.2**	**775.2**	**417.1**	**1,192.3**	**773.1**	**1,965.4**	**-528.2**	**1,437.2**
Financial income and expense	-115.7	-131.9	-247.6	-117.8	-365.4	-117.8	-483.2	-119.3	-151.0	-270.3	-126.3	-396.6	-123.2	-519.8
Revaluation of financial instruments	36.7	-7.3	29.4	11.9	41.3	-5.1	36.2	-1.8	-8.2	-10.0	-17.8	-27.8	-8.0	-35.8
Share in income of associated companies	-	11.3	11.3	0.2	11.5	0.3	11.8	0.4	0.3	0.7	0.4	1.1	0.1	1.2
Income before taxes	**665.0**	**661.4**	**1,326.4**	**782.3**	**2,108.7**	**732.3**	**2,841.0**	**654.5**	**258.2**	**912.7**	**629.4**	**1,542.1**	**-659.3**	**882.8**
Net margin, %	4.9	*4.6*	*4.8*	5.2	4.9	*4.7*	4.9	*4.4*	*1.7*	*3.0*	*4.1*	*3.4*	*-4.3*	*1.5*
Taxes	-159.9	-159.0	-318.9	-188.0	-506.9	-176.1	-683.0	-203.3	-80.2	-283.5	-195.5	-479.0	109.7	-369.3
Net income for the period, continuing operations	**506.1**	**502.4**	**1,007.5**	**594.3**	**1,601.8**	**556.2**	**2,158.0**	**451.2**	**178.0**	**629.2**	**433.9**	**1,063.1**	**-549.6**	**513.5**
Net income for the period, discontinued operations	100.7	125.8	226.5	130.8	357.3	198.4	555.7	154.5	116.4	270.9	67.6	338.5	-	338.5
Net income for the period, all operations	**605.8**	**628.2**	**1,234.0**	**725.1**	**1,959.1**	**754.6**	**2,713.7**	**605.7**	**294.4**	**900.1**	**501.5**	**1,401.6**	**-549.6**	**852.0**

82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services and technical solutions, alarm monitoring, and cash handling services. The Group has about 200,000 employees and operates in 30 countries mainly in Europe and North America.

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitas.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241

END